भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

[redacted] रोखे विभाग,
[redacted]ार्यालय,
भवन,
ा मार्ग,
021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

07028001

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

SUPPL

Letter No.CO/S&B/SKT/2007/ 3125

Date: 27.10.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE HALF YEAR ENDED 30TH SEPTEMBER, 2007

RECEIVED NOV 200 209 SECTION

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/3110 dated 27.10.2007 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for half year ended 30th September 2007.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

dw 11/16

P.4524

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Half-year ended		Year ended
			30.09.2007 (Reviewed)	30.09.2006 (Reviewed)	30.09.2007 (Reviewed)	30.09.2006 (Reviewed)	31.03.2007 (Audited)
1		**Segment Revenue (Income)**					
	a	Banking Operations	12909.83	10199.55	25758.22	19797.01	44536.00
	b	Treasury Operations	3262.98	2644.45	5582.16	5220.09	11464.20
		Total	**16172.81**	**12844.00**	**31340.38**	**25017.10**	**56000.20**
		Less : Inter Segment Revenue	2514.59	2606.69	5453.07	5213.00	10739.92
		Net Income from Operations	**13658.22**	**10237.31**	**25887.31**	**19804.10**	**45260.28**
2		**Segment Results (Profit before tax)**					
	a	Banking Operations	2422.35	1798.89	5307.72	3411.85	8706.55
	b	Treasury Operations	641.74	-70.99	325.03	-218.00	117.73
		Total	**3064.09**	**1727.90**	**5632.75**	**3193.85**	**8824.28**
		Add/(Less) : Unallocated	-436.58	63.33	-803.15	151.86	-1233.98
		Profit before Tax	**2627.51**	**1791.23**	**4829.60**	**3345.71**	**7590.30**
		Less : Income Tax (including FBT)	1016.09	606.74	1792.37	1362.65	3048.99
		Net Profit	**1611.42**	**1184.49**	**3037.23**	**1983.06**	**4541.31**
3		**Capital Employed (Segment Assets-Segment Liabilities)**					
	a	Banking Operations	27898.62	24528.60	27898.62	24528.60	27898.62
	b	Treasury Operations	3399.94	3115.49	3399.94	3115.49	3399.94
		Total	**31298.56**	**27644.09**	**31298.56**	**27644.09**	**31298.56**

(Segment Assets and Liabilities are as on 31st March of the previous year)

. The working results for the quarter ended 30th September 2007 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

Accounting Standard 15 "Employee Benefits" (revised 2005) is effective for accounting periods commencing on or after 07.12.2006. As per this Standard, the difference (as adjusted by any related tax expense) between the transitional liability and the liability that would have been recognised at the same date, as per pre revised Accounting Standard (AS) 15, 'Accounting for Retirement Benefits in the Financial Statements of Employers', should be adjusted immediately against opening balance of revenue reserves and surplus. The Institute of Chartered Accountants of India has made a limited revision to this provision, which has been notified on 17.10.2007. This revision provides the Bank with another option to charge additional liability arising upon the first application of the standard as an expense over a period up to 5 years. The Bank is currently examining both the alternatives. The impact of the Accounting Standard 15 "Employee Benefits" (revised 2005) has not been ascertained for transitional provision and current period(s). In the interregnum, the Bank has made adequate provisions as per pre-revised Accounting Standard 15, 'Accounting for Retirement Benefits in the Financial Statements of Employers'.

During the quarter ended 30th September 2007, the Bank has utilised the additional provision of Rs. 200 crores made, over and above RBI norms, towards non performing advances, which was created during the quarter ended 30th June, 2007. Though this does not have any impact on the profit for the half year ended 30th September 2007, the operating profit and net profit of the quarter ended 30th September 2007 are higher by Rs. 200 crores and Rs. 132.02 crores, respectively, and correspondingly operating profit and net profit were lower during the quarter ended 30th June, 2007.

. During the half-year ended 30th September 2007, the Bank has acquired 29.50.019 shares of its subsidiary Indian Ocean International Bank Ltd. (IOIB) Mauritius, increasing its stake in IOIB from 56.84% to 61.93%.

. During the quarter ended 30th September 2007, the Bank has infused additional Capital of CAN $ 31.50 mio (equivalent to Rs. 121.90 crores, approximately) in its foreign subsidiary, State Bank of India (Canada) for the purpose of funding business growth

.During the quarter ended 30th September 2007, the Boards of State Bank of India (SBI) and State Bank of Saurashtra (SBS) have accorded approval for merger of SBS with SBI. The matter has further been referred to RBI and Government of India for approval. As the merger process has not yet been crystallized, there is no impact on the Bank's results.

. In terms of RBI circular dated 20th April 2007, the Bank had accounted for amortization of premium in respect of securities included in the 'Held to Maturity' (HTM) category as an adjustment against 'Other Income'. Based on the clarification issued by RBI on 11th July 2007, Banks are required to reflect the amortization of premium held in HTM category by an adjustment to the 'Interest Earned'. Accordingly, the Bank has carried out the reclassification of the same for the period ended 30th September 2007. This change in accounting procedure does not have any impact on the net profit for the period(s) under review.

. During the half-year ended 30th September 2007, the Bank has raised USD 225 million (Rs.915.86 crores) as Hybrid Tier I Capital in the form of Perpetual Non Call 2017 Bonds.

. During the half-year ended 30th September 2007, the entire share holding of Reserve Bank of India in State Bank of India (aggregating 31,43,39,200 equity shares (59.73%), with a face value of Rs. 10/- each) has been transferred to the Central Government.

10.During the half-year ended 30th September 2007, the Bank has shifted SLR investments having aggregate Face Value of Rs.9081.57 crores (corresponding previous period – Rs.9400 crores) from 'Available for Sale' (AFS) category to 'Held to Maturity' (HTM) category, resulting in a net revaluation loss of Rs.297.67 crores (corresponding previous period – Rs.225.73 crores).

11. The qualifications made by the Statutory Central Auditors in their review report on the financial results of quarter ended 30th June 2007 and the resolution thereof:

(i) Non compliance of AS 15 (revised 2005), the impact of which has not been ascertained: The management's response is detailed in Note 2 above.

(ii) Creation of additional provisions of Rs. 200 Crores towards NPAs, which has resulted into operating profit for the quarter being lower by Rs. 200 Crores and net profit for the quarter being lower by Rs. 132.02 Crores: The resolution of this detailed in Note 3 above.

12. Number of Investors Complaints received and disposed of during the quarter ended 30th September, 2007: (i) Pending at the beginning of the quarter – 87 (ii) Received during the quarter – 2504 (iii) Disposed of during the quarter – 2515 (iv)Lying unresolved at the end of the quarter – 76.

13. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

The above results have been approved by the Central Board of the Bank on the 27th October 2007 and were subjected to Review by the Auditors

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE HALF-YEAR ENDED 30TH SEPTEMBER 2007

(Rs.in crores)

	Particulars	State Bank of India					State Bank of India (Consolidated)				
		Quarter ended		Half-year ended		Year ended	Quarter ended		Half-year ended		Year ended
		30.09.2007 (Reviewed)	30.09.2006 (Reviewed)	30.09.2007 (Reviewed)	30.09.2006 (Reviewed)	31.03.2007 (Audited)	30.09.2007 (Reviewed)	30.09.2006 (Reviewed)	30.09.2007 (Reviewed)	30.09.2006 (Reviewed)	31.03.2007 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	11416.28	8799.42	22706.77	17278.24	38454.23	17058.28	12797.57	33358.30	25117.54	55575.35
(a)	Interest/discount on advances / bills	8345.07	5906.71	16353.59	11369.06	24837.18	12395.84	8656.53	24247.11	16695.58	36832.81
(b)	Income on investments	2842.96	2513.65	5461.30	5075.28	10456.19	4200.55	3653.60	8051.67	7407.09	15163.71
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	386.61	375.84	888.67	830.17	2719.41	435.40	486.37	1017.61	1009.77	3122.94
(d)	Others	1.64	3.42	3.21	3.73	439.25	26.49	1.09	41.91	5.12	455.89
2	Other Income	2041.94	1437.69	3180.54	2525.86	6806.05	4365.98	2716.33	6948.50	4515.21	12801.48
3	TOTAL INCOME (1+2)	13458.22	10237.31	25887.31	19804.10	45260.28	21424.26	15513.92	40306.80	29632.77	68376.83
4	Interest Expended	7853.36	5259.32	14742.48	10205.91	23436.82	11783.16	7747.73	22230.59	15016.68	33982.75
5	Operating Expenses (i) + (ii)	3091.64	2865.45	6070.15	5680.04	11823.52	5795.83	4731.05	10881.27	8962.85	20001.78
(i)	Employees cost	1995.22	1954.71	4021.59	3879.00	7932.58	2756.68	2648.29	5530.53	5260.21	10597.46
(ii)	Other Operating Expenses	1096.42	910.74	2048.56	1801.04	3890.94	3039.15	2082.75	5350.74	3702.64	9404.32
6	TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	10945.00	8124.77	20812.63	15885.95	35260.34	17578.99	12478.78	33111.86	23979.53	53984.53
7	OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	2713.22	2112.53	5074.68	3918.15	9999.94	3845.27	3035.14	7194.94	5653.24	14392.30
8	Provisions (other than tax) and Contingencies (net of write-back)	85.71	321.30	245.08	572.44	2409.64	333.67	291.05	721.00	958.17	3580.16
9	Exceptional Items	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
10	Profit from Ordinary Activities before tax (7-8-9)	2427.51	1791.23	4829.60	3345.71	7590.30	3511.60	2744.09	6473.94	4695.07	10812.14
11	Tax expenses	1016.09	606.74	1792.37	1362.65	3048.99	1307.04	942.32	2345.74	1866.92	4192.34
12	Net Profit from Ordinary Activities after tax (10-11)	1611.42	1184.49	3037.23	1983.06	4541.31	2204.54	1801.77	4128.20	2828.15	6619.80
13	Extraordinary items (net of tax expense)							0.00		0.00	0.00
14	Net Profit for the period (12-13)	1611.42	1184.49	3037.23	1983.06	4541.31	2204.56	1801.77	4128.20	2828.15	6619.80
	Net Profit after Minority Interest						2150.72	1734.44	4012.38	2697.45	6364.37
15	Paid-up equity share capital (Face Value of Rs.10 per share)	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30
16	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	30503.66	24824.39	30503.66	24824.39	30503.66	41691.86	36680.41	41691.86	36680.41	41691.86
17	Analytical Ratios										
(i)	Percentage of shares held by Government of India	59.73%	nil	59.73%	nil	nil	59.73%	nil	59.73%	nil	nil
(ii)	Capital Adequacy Ratio	12.85%	12.63%	12.85%	12.63%	12.34%	[redacted]	[redacted]	[redacted]	[redacted]	12.34%
(iii)	Earnings Per Share (EPS)										
	(a) Basic and diluted EPS before Extraordinary items (net of tax expense) : not annualised	30.62	22.51	57.71	37.68	86.29	40.86	32.96	76.24	51.26	120.93
	(b) Basic and diluted EPS after Extraordinary items : Not annualised	30.62	22.51	57.71	37.68	86.29	40.86	32.96	76.24	51.26	120.93
(iv)	NPA Ratios						[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
	(a) Amount of gross non-performing assets	10632.09	9737.51	10632.09	9737.51	9998.22					
	(b) Amount of net non-performing assets	5831.27	4734.40	5831.27	4734.40	5257.72					
	(c) % of gross NPAs	2.92%	3.38%	2.92%	3.38%	2.92%					
	(d) % of net NPAs	1.63%	1.67%	1.63%	1.67%	1.56%					
(v)	Return on Assets (Annualised)	0.99%	0.91%	0.97%	0.78%	0.84%					
18	Public Shareholding										
	— No. of shares	211959678	211959678	211959678	211959678	211959678					
	— Percentage of Shareholding	40.27%	40.27%	40.27%	40.27%	40.27%					

S. K. BHATTACHARYYA
Managing Director and Chief Credit & Risk Officer

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

O. P. BHATT
CHAIRMAN

Mumbai
Date : 27th October 2007

BEST AVAILABLE COPY

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Letter No.CO/S&B/SKT/2007/3110

Date: 27.10.2007

Dear Sir,

LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE HALF YEAR ENDED 30TH SEPTEMBER, 2007

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the half year ended 30th September, 2007, approved by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER

Encl. as above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

END